[redacted]

11021820

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC MAIL PROCESSING SECTION RECEIVED MAY 26 2011 WASH. DC 193

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-33746

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4/1/2010 (MM/DD/YY) AND ENDING 3/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: E. BARNES & COMPANY
dba: PACIFIC INVESTMENT SECURITIES CORP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

311 Avenue B Suite G
(No. and Street)

Lake Oswego (City) Oregon (State) 97034 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Edward B. Haessler 503/699-0618
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Duane Liebswager, C.P.A., PC
(Name – *if individual, state last, first, middle name*)

15405 SW 116th Avenue (Address) Suite 105 (City) King City, Oregon (State) 97224 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Edward B. Haessler, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of E Barnes & Company dba: Pacific Investment Securities Corp, as of March 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Notary Public

OFFICIAL SEAL
MILDRED M DONAHUE
NOTARY PUBLIC-OREGON
COMMISSION NO. 458255
MY COMMISSION EXPIRES JUNE 14, 2015

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Report of independent certified public accountant on internal accounting control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If individual, state last, first, middle name)

Duane Liebswager, C.P.A., PC [70]

ADDRESS

15405 SW 116th Avenue Suite 105 King City, OR 97224

Number and Street [71]	City [72]	State [73]	Zip Code [74]

CHECK ONE

- [x] Certified Public Accountant [75]
- [ ] Public Accountant [76]
- [ ] Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD				
[50]	[51]	[52]	[53]				

CONTENTS

Duane Liebswager, CPA P.C.
Certified Public Accountant

15405 SW 116th Avenue, Suite 105
King City, OR 97224

Duane G. Liebswager

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors
E. Barnes & Company
dba Pacific Investment Securities Corp.

We have audited the accompanying statements of financial condition of E. Barnes & Company dba Pacific Investment Securities Corp. as of March 31, 2011 and 2010, and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of E. Barnes & Company dba Pacific Investment Securities Corp. as of March 31, 2011 and 2010, and results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Duane Liebswager CPA P.C.

Duane Liebswager, C.P.A., PC
Certified Public Accountant

April 28, 2011

Phone 503/624-0940 ~ FAX 503/684-8104 ~ Oregon Watts 1/800/338-7975

E. BARNES & COMPANY
dba PACIFIC INVESTMENT SECURITIES CORP.
STATEMENTS OF FINANCIAL CONDITION

	AS OF MARCH 31, 2011	2010
ASSETS		
CURRENT ASSETS		
Cash	$18,757	$17,517
Accounts receivable	6,662	19,225
Total current assets	25,419	36,742
EQUIPMENT – net of accumulated depreciation of $7,747 and $7,747 respectively	0	0
Total Assets	$25,419	$36,742
LIABILITIES AND STOCKHOLDER'S EQUITY		
CURRENT LIABILITIES		
Accounts payable	$ 4,167	$15,193
Accrued taxes payable	20	428
Total current liabilities	4,187	15,621
STOCKHOLDER'S EQUITY		
Common stock; $.01 par value: 250,000 shares authorized, 75 shares issued and outstanding	1	1
Preferred stock; $.10 par value: 25,000 shares authorized, 0 shares issued and outstanding	0	0
Additional paid in capital	7,499	7,499
Retained earnings	13,732	13,621
Total stockholder's equity	21,232	21,121
Total Liabilities and Stockholder's Equity	$25,419	$36,742

See accompanying notes and accountants' audit report.

E. BARNES & COMPANY
dba PACIFIC INVESTMENT SECURITIES CORP.
STATEMENTS OF INCOME

	FOR THE YEARS ENDED MARCH 31, 2011	2010
REVENUE		
Commissions earned and trading profit	$146,744	$135,471
Interest	17	35
Total revenue	146,761	135,506
OPERATING EXPENSES		
Commissions expense	30,852	28,166
Officers salary	40,000	19,100
Rent and parking	25,683	28,958
Quotation Service	2,438	3,242
Regulatory fees	2,599	3,743
Taxes and licenses	3,067	1,533
Office supplies, printing and postage	12,652	13,131
Telephone	5,229	5,668
Professional services	8,142	8,995
Insurance	13,457	15,545
Advertising and promotion	2,361	4,355
Total operating expenses	146,480	132,436
Income, (Loss) from operations	281	3,070
Income tax expense	170	587
Net income	$ 111	$ 2,492

See accompanying notes and accountants' audit report.

E. BARNES & COMPANY
dba PACIFIC INVESTMENT SECURITIES CORP.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
For the Years Ended March 31, 2011 and 2010

	Common Stock	Additional Paid In Capital	Retained Earnings	Total Stockholder's Equity
Balances at March 31, 2009	$ 1	$ 7,499	$11,129	$18,629
Net income (loss) year ended March 31, 2010			2,492	2,492
Balances at March 31, 2010	1	7,499	13,621	21,121
Net income (loss) year ended March 31, 2011			111	111
Balances at March 31, 2011	$ 1	$ 7,499	$13,732	$21,232

See accompanying notes and accountants' audit report.

E. BARNES & COMPANY
dba PACIFIC INVESTMENT SECURITIES CORP.
STATEMENTS OF CASH FLOWS

	FOR THE YEARS ENDED MARCH 31, 2011	2010
Increase (Decrease) in Cash and Cash Equivalents		
Cash Flows From Operating Activities:		
Commissions received	$159,324	$118,687
Interest income	17	35
Income taxes paid	(578)	(150)
Cash paid to suppliers and employees	(157,523)	(118,402)
Net cash provided by operating activities	1,240	170
Net increase, (decrease) in cash and cash equivalents	1,240	170
Cash and cash equivalents at beginning of year	17,517	17,347
Cash and cash equivalents at end of year	$ 18,757	$ 17,517
Reconciliation of net income to net cash provided by operating activities:		
Net income	$ 111	$ 2,492
Adjustments to reconcile net loss to net cash provided by operating activities:		
(Increase) Decrease in accounts receivable	12,563	(16,784)
(Increase Decrease in tax refunds	0	190
Increase (Decrease) in accounts payable and accruals	(11,434)	14,272
Total adjustments	1,129	(2,322)
Net cash provided by operating activities	$ 1,240	$ 170

DISCLOSURE OF ACCOUNTING POLICY:

For purposes of reporting cash flows, cash and cash equivalents include cash on hand and in banks.

See accompanying notes and accountants' audit report.

E. BARNES & COMPANY
dba PACIFIC INVESTMENT SECURITIES CORP.
NOTES TO FINANCIAL STATEMENTS
March 31, 2011 and 2010

1. THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

E. Barnes & Company, an Oregon securities brokerage firm with offices in Lake Oswego, Oregon, was incorporated on February 15, 1985.

The Company records securities transactions and related commission revenue and expense on a settlement date basis through an "introduced" customer transaction relationship with a brokerage firm. The Company is exempt from the reserve requirements under SEC Rule 15C3-3(K)2B, since it does not handle or carry customer securities and cash.

A summary of the Company's significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

A. Revenue Recognition

Security transactions and related revenue are recorded on a settlement date basis as there is not a material difference between the trade date.

Revenue in these financial statements is recorded net of clearing charges.

B. Receivables

Receivables consist of commissions receivable from broker or dealers which is considered fully collectible.

C. Securities

Marketable securities are valued at market value and the resulting difference between cost and market is included in income.

D. Equipment

Equipment is stated at cost. Depreciation is computed using the straight-line method over 5 years for financial reporting purposes. For income tax purposes, depreciation is computed under the modified accelerated cost recovery system.

E. BARNES & COMPANY
dba PACIFIC INVESTMENT SECURITIES CORP.
NOTES TO FINANCIAL STATEMENTS
March 31, 2011 and 2010

1. THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

F. Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. NET CAPITAL

Pursuant to Rule 15C 3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a ratio of aggregate indebtedness to net capital, as defined, not to exceed 15 to 1. At March 31, 2011 and 2010, the Company had net capital and net capital requirements of $21,232 and $5,000, $21,121 and $5,000 respectively. The Company's net capital ratio was .19 to 1 and .74 to 1, respectively for those fiscal years.

3. RENT

The Company operates its office on a month to month basis with an annual agreed lease amount. Total rent paid for the years ended March 31, 2011 and 2010, was $25,683 and $28,958 respectively.

4. INCOME TAXES

The Company at March 31, 2011 has a state tax loss carryforward of $8,626 starting to expire in fiscal year 2015. The deferred tax benefit from these carryforwards has not been recognized as an asset in these financial statements.

The provision for income taxes consist of the following:

	2011	2010
Current taxes:		
Federal	$ 20	$428
State	150	150
	$170	$578

E. BARNES & COMPANY
dba PACIFIC INVESTMENT SECURITIES CORP.
NOTES TO FINANCIAL STATEMENTS
March 31, 2011 and 2010

5. ADVERTISING COSTS

The Company expenses its advertising costs as incurred in accordance with SOP 93-7. Advertising costs expensed for the years ended March 31, 2011 and 2010, was $2,361 and $4,355 respectively.

6. COMMITMENTS AND CONTINGENT LIABILITIES

The Company does not have any commitments or contingent liabilities other than those stated in these financial statements.

Duane Liebswager, CPA P.C.
Certified Public Accountant

15405 SW 116th Avenue, Suite 105
King City, OR 97224

Duane G. Liebswager

Report of Independent Auditors on Supplemental Information Required by SEC Rule 17a-5

Board of Directors
E. Barnes & Company
dba Pacific Investment Securities Corp.

Our audit of the basic financial statements presented in the preceding section of this report was made for the purpose of forming an opinion on such financial statements taken as a whole. The information contained in Schedules 1 and 2 on the following pages is presented for purposes of additional analysis and is not a required part of the basic financial statements, and is supplement information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Duane Liebswager CPA P.C.

Duane Liebswager, C.P.A., PC
Certified Public Accountant

April 28, 2011

Phone 503/624-0940 ~ FAX 503/684-8104 ~ Oregon Watts 1/800/338-7975

SUPPLEMENTARY INFORMATION

PURSUANT TO Rule 17A-5 OF THE

SECURITIES EXCHANGE ACT OF 1934

E. BARNES & COMPANY
dba PACIFIC INVESTMENT SECURITIES CORP.
SCHEDULE 1

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT – PART IIA
FORM X-17A-5 THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION

COMPUTATION OF NET CAPITAL
For Years Ended March 31, 2011 and 2010

	2011	2010
Stockholders' equity from statement of financial condition	$21,232	$21,121
Deductions and/or charges		
Non-allowable assets:		
Tax refund	0	0
Net Capital	$21,232	$21,121
Computation of net capital requirement		
Minimum net capital required	$ 279	$ 1,041
Minimum dollar net capital requirement	$ 5,000	$ 5,000
Excess net capital	$16,232	$16,121
Excess net capital at 1000%	$20,813	$19,559
Aggregate Indebtedness		
Items included from statement of financial condition:		
Accounts payable and accrued liabilities	$ 4,187	$15,621
Total aggregate indebtedness	$ 4,187	$15,621
Ratio: Aggregate indebtedness to net capital	.19 to 1.	.74 to 1.

E. BARNES & COMPANY
dba PACIFIC INVESTMENT SECURITIES CORP.
SCHEDULE 2

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT – PART IIA
FORM X-171-5 THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION

RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
For Years Ended March 31, 2011 and 2010

	2011	2010
NET CAPITAL		
Net capital as of March 31, per unaudited report filed by respondent	$21,252	$21,549
Adjustments:		
Tax accrual	(20)	(428)
Net capital at March 31, as adjusted	$21,232	$21,121
AGGREGATE INDEBTEDNESS		
Total aggregate indebtedness as of March 31, per unaudited report filed by respondent	$ 4,167	$15,194
Additional liabilities	20	428
Rounding	0	(1)
Total aggregate indebtedness as of March 31, as adjusted	$ 4,187	$15,621

Duane Liebswager, CPA P.C.
Certified Public Accountant
15405 SW 116th Avenue, Suite 105
King City, OR 97224
Duane G. Liebswager

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

---

To the Board of Directors of Pacific Investment Securities Corp
311 B Avenue, Suite G
Lake Oswego, Oregon 97034

In accordance with Rule 17a-5 (e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended March 31, 2011, which were agreed to by Pacific Investment Securities Corp and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC solely to assist you and the other specified parties in evaluating Pacific Investment Securities Corp's compliance with the applicable instructions of the Assessment Reconciliation (Form SIPC-7). Pacific Investment Securities Corp's management is responsible for the Pacific Investments Securities Corp's Compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited form X-17A-5 for the year ended March 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended March 31, 2011,

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

Phone 503/624-0940 ~ FAX 503/684-8104 ~ Oregon Watts 1/800/338-7975

4. Proved the arithmetical accuracy of the calculations reflected in Forms SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no difference.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we no not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Duane Liebswager CPA P.C.

Duane Liebswager, C.P.A., PC
Certified Public Accountant

April 28, 2011

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended MARCH 31, 20 11
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

033746 FINRA MAR
E BARNES & CO
D/B/A PACIFIC INVESTMENT SECS CORP
311 AVENUE B
SUITE G
LAKE OSWEGO OR 97034

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 354

B. Less payment made with SIPC-6 filed (exclude interest) (182)
OCT. 19, 2010
Date Paid
172

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 172

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 172

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

E BARNES & COMPANY dba
PACIFIC INVESTMENT SECURITIES CORP.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

PRESIDENT
(Title)

Dated the 21 day of APRIL, 20 11.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 04/01, 20 10 and ending 03/31, 2011
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 146,761
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	5,156
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	5,156
2d. SIPC Net Operating Revenues	$ 141,605
2e. General Assessment @ .0025	$ 354

(to page 1, line 2.A.)

PACIFIC INVESTMENT SECURITIES CORP.
311 B AVENUE, SUITE G
LAKE OSWEGO, OR 97034

1125

DATE APRIL 20, 2011

98-505/1232
21

PAY TO THE ORDER OF SIPC

$ 172.00

172 DOLLARS

UMPQUA BANK

1-866-4UMPQUA
(1-866-486-7782)

⑈001125⑈ ⑆123205054⑆ 21058227⑈

PACIFIC INVESTMENT SECURITIES CORP.
LAKE OSWEGO, OR 97034

DETACH AND RETAIN THIS STATEMENT
THE ATTACHED CHECK IS IN PAYMENT OF ITEMS DESCRIBED BELOW
IF NOT CORRECT, PLEASE NOTIFY US PROMPTLY. NO RECEIPT DESIRED

SIPC-7
MARCH 31, 2011
033746
E BARNES & CO
D/B/A PACIFIC INVESTMENT SECURITIES CORP.

Duane Liebswager, CPA P.C.
Certified Public Accountant

15405 SW 116th Avenue, Suite 105
King City, OR 97224

Duane G. Liebswager

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors
E. Barnes & Company
dba Pacific Investment Securities Corp.
Lake Oswego, Oregon

In planning and performing our audit of the financial statements of E. Barnes & Company dba Pacific Investment Securities Corp. for the years ended March 31, 2011 and 2010, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g) (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by E. Barnes & Company dba Pacific Investment Securities Corp. that we considered relevant to the objectives stated in rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a) (11) and the reserve required by rule 15c3-3 (e); (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13; (3) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve system; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mention objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition and that transactions are executed in accordance with

Phone 503/624-0940 ~ FAX 503/684-8104 ~ Oregon Watts 1/800/338-7975

management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practice and procedures listed in the preceding paragraph.

Because of the inherent limitations in any internal control structure of the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design of operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2011 and 2010, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Duane Liebswager CPA P.C.

Duane Liebswager, C.P.A., PC
Certified Public Accountant

April 28, 2011